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TrueCare Pharmacy 2001 Annual Report

True Care® PHARMACY

2001 Annual Report

Message to the Shareholders

Fellow Shareholders,

2001 was a very exciting year for TrueCare Pharmacy. The year began with the merger of Legend of Texas and ended with the development of a computer application for our members that will synchronize our chain success as we move ahead. Throughout 2001, the company worked diligently in meeting the expectations of our new membership from Texas. Over 500 members were brought into the TrueCare Pharmacy environment, which greatly strengthened our company's foothold on the central time zone. From Minnesota to Texas and from Indiana to Colorado, TrueCare Pharmacy has become the featured performer in the Midwest for supporting independent pharmacy.

As our company continues to carve out its future, the key component will be our ability to act as one, aggressively pursuing and implementing one protocol: the Interdependent Chain Model. This chain-like atmosphere is a working model that has been highly successful with operational efficiencies that we must inherit as independent entrepreneurs. What makes our chain so special is the autonomy that exists within each store that makes up our chain. Whether it is personalized service, customized programs to fit your patient's needs or the camaraderie that only independent pharmacies can create, we cannot be duplicated.

On behalf of the company I would like to thank our shareholders and members for helping to create this wonderful and successful atmosphere called TrueCare Pharmacy. I would also like to extend my warmest thanks to the employees of TrueCare Pharmacy for their relentless efforts in developing and implementing the environment that is available to our members today. Without these efforts the company would not be where it is today. Our vendors and ancillary partners are the final piece that brings the model together. Our manufacturing partners and other ancillary vendors contribute to the competitive environment that we bring to each TrueCare member. Without these business partners, we would not have the sustained value that is extended each and every day to our membership at TrueCare Pharmacy.

Finally, I am asking for each member to reassess his/her commitment to TrueCare Pharmacy and to take a hard look at the industry environment that we are faced with. Acquisitions abound and will continue to redefine our industry. Choices will be fewer and fewer for independent pharmacy. Our chain-like business model is a credible, proven model that will give you your independence moving forward as well as a platform that will help you to thrive as a business entrepreneur. Moving forward, our business model's strength will be determined by our member's actions and abilities to be compliant and diligent in acting as one entity. We must continue to strive for our own control, which will allow us to dictate our future, one that will surely be exciting and successful for the members that choose this path as their future in independent pharmacy.

I wish all of you continued success with your independent pharmacy business endeavors!

Professionally yours,

Nickolas R. Smock, Pharm. D., M.B.A.
President/CEO

TrueCare® PHARMACY

2001 YEAR IN REVIEW

In following TrueCare Pharmacy's vision to grow and develop an interdependent chain of independent pharmacies, the Year 2001 was one of growth for our members as well as our organization. TrueCare Pharmacy continued its efforts to enhance the equality and economies of scale for our members by providing a beneficial platform of programs and services. Below is a chronological list some of TrueCare Pharmacy's highlights in the Year 2001:

January 2001

Legend of Texas is officially welcomed into TrueCare Pharmacy. Over 500 members are added to the TrueCare Pharmacy membership.

The Board of Directors announces that the book value of our stock to be $1,300 and then authorizes an effective 2:1 split and sets the value at $650.

April 2001

TrueCare Pharmacy holds an Annual Conference in Austin, TX, for the Texas membership.

TrueCare Pharmacy introduces the TrueCare Company Store, whereby members and employees can purchase company apparel through an Internet-based site.

July 2001

TrueCare Pharmacy holds its 14th Annual Conference and Shareholder Meeting at the Westin Crown Center Hotel in Kansas City, MO.

AmeriSource is awarded the "Vendor of the Year" award during the Annual Conference.

Computer Rx is unveiled as the computer software vendor that will model the TrueCare Pharmacy computer system for the membership to adapt in their stores moving forward.

TrueCare Pharmacy creates an Innovative Care Department to development and offer programs such as DiabetesCare to assist our members seeking reimbursement for both cognitive services and products relating to disease management.

August 2001

TrueCare Pharmacy's logo is officially registered as a trademark symbol and is added to the trademark registry along with the motto: "Caring for Your Health."

October 2001

TrueCare Pharmacy unveils an outdoor sign program, giving members the ability to purchase and display the TrueCare Pharmacy logo outside their business.

December 2001

The new ERP computer system is installed at TrueCare Pharmacy to better manage and facilitate our business transactions moving forward.

TrueCare Pharmacy moves into its new distribution center.

TrueCare Pharmacy is recognized by Bank of America with the "Small Business Champion Award" for our supportive efforts of independent pharmacy at Arrowhead stadium during the Kansas City Chiefs/Denver Broncos football game.

2001 Board of Directors

Mike Burns - Chairman
Pharmacist/Owner, Burns' Pharmacy Inc. - Garnett, KS

Tammy Gray - Vice Chairwoman
Pharmacist/Owner, Lamar Plaza Drug - Austin, TX

Gene Forrester - Treasurer
Pharmacist/Owner, D&H Drug Store - Columbia, MO

David Dubose - Secretary
Pharmacist/Owner, Sholars Drug - Orange, TX

Steve Erickson
Pharmacist/Owner, The Drug Store - Cameron, MO
Director of Pharmacy, Cameron Community Hospital - Cameron, MO

Gary Foster
Pharmacist/Owner, Foster's Palmore Drug - Pittsburg, TX

Mike Miller
Pharmacist/CEO, Miller Professional Pharmacy - Platte City, MO

John Raniero
Pharmacist/Vice President, Goldsmith Pharmacy - St. Louis, MO

Phil Rozell
Pharmacist/Owner, Southgate Pharmacy - Fayetteville, AR

Nick Smock
President/CEO, TrueCare Pharmacy - Kansas City, MO

Carlos Solis
Pharmacist/Owner, Ridgepoint Medical Pharmacy - McAllen, TX

Steve Stephenson
Pharmacist/Owner, S&R Pharmacy - Kirbyville, TX

Declaration of Thanks

TrueCare Pharmacy would like to extend a sincere thank you
to exiting Board member
Tammy Gray
for her support and dedication to TrueCare Pharmacy.

2001 Advisory Council Members

Bob Atkins
Globe Rexall Pharmacy - Fairbury, NE

Brian Bates
Matthewson Drug Co. - Marshall, TX

Mike Bellesine
El Dorado TrueCare Pharmacy - El Dorado, KS

David Bills
Lubbock Pharmacy - Lubbock, TX

Todd Evers
Evers Pharmacy - Collinsville, IL

Ben Fry
Fry's Pharmacy - Harlingen, TX

David Haney
Vidor Family Pharmacy - Vidor, TX

Jim Harlan
Super D Express - Poplar Bluff, MO

Scott Hartwig
Red Cross Pharmacy - Marshall, MO

Mike Levy
Holden Drug, Inc. - Holden, MO

Larry Luedke
Rosebud Pharmacy - Rosebud, TX

Mark McMullen
Eureka, KS

Louis Rumsey
Elam Road Pharmacy - Dallas, TX

Tom Sullivan
Sullivan Drug - Keosauqua, IA

Everett Thompson
C&C Discount Drug - Richmond, MO

Declaration of Thanks

TrueCare Pharmacy would like to extend a sincere thank you to exiting Advisory Council member ***Bud Bisceglia*** *for his support and dedication to TrueCare Pharmacy.*

"TrueCare Pharmacy has brought consistent, honest, value-added programs to our pharmacy that no other buying group has ever come close to. True-Care is a network of pharmacies who has our best interest at heart."

Ron Smith
Central Discount Pharmacy
Ft. Smith, AR

Management Team

Nick Smock, Pharm. D., M.B.A.
President, CEO

Clark Balcom
Vice President, Information Technology

Robert Breaman
Vice President, Sales

Monty Rogers, R.Ph., F.A.S.C.P.
Vice President, Managed Care/Third Party

Don Raby, CPA
Director of Accounting/Human Resources

Jamie Jones, R.N., B.S.N.
Director of Marketing/Innovative Care Programs

Mark Waltrip, B.S.P.
Customer Service Manager

Dennis Bean
Warehouse Manager

Staff Members

Accounting/Human Resources
Christa Bartlow
Lisa Bradley
Chrissy Christensen
Susan Sirocka
Michelle Thibodeaux
Tina Stubblefield

Austin Regional Office
Tisha Ricketson

Customer Service
Laura Gust
Carol Masters
Brenda Wood
Mary Woods

Distribution Center
John Baughman
Phil Beierle
Matt Collins
Kim Cox
Mike Farren
Chad Roberts
Trina Schleicher
Damon Sickel
Danny Volk
Chris Weinzerl
CarrieWoods

Information Technology
Richard Braley
Rasika Jayawardena
Russ Musson

Membership & Purchasing
Julie Higareda
Jeanette Naylor
Lisa White

Sales Team
Ken Baker
James Donathan
Tina Dunigan
Don Galloway
Steve Logsdon
David MacGill
Maury May
Ali Raza
Leon Roberts
David Sorbo
Mitch Tully
Mary Zimmermann

Third Party
Susan Reineke
Russell Root
Kathy Stoenner

PROGRAMS & SERVICES

To further enhance the interdependent chain atmosphere, the programs and services listed below will help you achieve the maximum potential of your relationship with TrueCare Pharmacy.

- Ancillary Programs
- Annual Conference & Regional Meetings
- Cash Card Program
- Computer Rx
- Data Rx
- Distribution Center
- Generic Contract Source Program
- Innovative Care
- Private Label
- Pharmacy Rebate Network
- Store Identity
- Third Party Network
- Timely Industry Updates
- TrueMatch Communication Resource

"TrueCare Pharmacy just makes sense to the independent pharmacist/owner. There is no hidden agenda from a company owned by independent pharmacists. You can see the dividends in the Third Party Network, distribution, cash card and many other programs. TrueCare Pharmacy allows me to gain leverage in the market place without losing my independence."

Jim Gable
Gable Family Pharmacy
Greenfield, IL

2001 FINANCIAL HIGHLIGHTS

TrueCare Pharmacy has grown 187% in the past three years by developing a business strategy that has accurately assessed the pharmaceutical industry and offered our members solutions for managing those challenges.



Total Assets
$15,000,000
$10,000,000
$5,000,000
$-
$4,398,597
$8,174,725
$12,643,714
1999
2000
2001



Total Stockholders' Equity
$6,000,000
$4,000,000
$2,000,000
$-
$2,105,773
$3,419,541
$5,301,149
1999
2000
2001

TrueCare Pharmacy is owned and operated by independent pharmacists, who desire to achieve leverage and economies of scale which are available through the TrueCare Pharmacy interdependent chain model.


Earnings per Share
$250.00
$200.00
$150.00
$100.00
$50.00
$-
$112.93
$211.75
$230.29
1999
2000
2001


General & Administrative Expenses as a Percent of Revenue
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
27.4%
13.1%
5.7%
1999
2000
2001

Rebates versus Net Income



$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
269% of Net Income
124% of Net Income
170% of Net Income
1999
2000
2001
Net Income
Rebates

Percent of Net Revenues by Source



Activity Rebates
& Charges
38%
Participation Programs
& Fees
29%
Distribution
33%

"I really like TrueCare Pharmacy's distribution center and the fact that it is owned by the membership. Also, TrueCare's Cash Card Program allows me to control my own reimbursements and get rebates too. The private label product line is second to none. I am proud to be associated with TrueCare, a company that has the pharmacists' best interest in mind."

Don Meyers
Craig Pharmacy
Tyler, TX

SELECTED FINANCIAL DATA

The following selected historical financial data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited financial statements for 2001, 2000, 1999 and 1998, and reviewed financial statements for fiscal year 1997. The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. Our historical results are not necessarily indicative of future operating results.

PHARMACY BUYING ASSOCIATION, INC.
d/b/a TrueCare Pharmacy

	Year ended December 31,				
	2001	2000	1999	1998	Unaudited 1997
Revenues	90,414,670	22,005,359	9,367,882	4,352,293	3,896,127
Operating expenses	88,361,272	20,563,626	8,574,071	3,907,345	3,866,477
Operating income	2,053,398	1,441,733	793,811	444,948	29,650
Net income	1,310,328	987,371	494,727	275,698	44,882
Net income (loss) per share - assuming full dilution	230.29	211.75	112.93	64.55	10.62
Weighted average common shares outstanding - assuming full dilution(a) (b)	5,690	4,663	4,381	4,271	4,228
Balance Sheet:					
Cash	614,519	1,697,442	259,616	353,978	285,449
Accounts receivable, net	6,380,342	2,462,881	2,587,786	2,025,897	1,061,917
Inventories	4,672,273	3,418,236	1,196,862	99,769	
Other assets	378,858	182,043	140,909	205,163	67,214
Property and equipment, net	597,722	414,123	213,424	178,840	155,170
Total assets	12,643,714	8,174,725	4,398,597	2,863,647	1,569,750
Accounts payable	6,196,385	3,342,898	1,422,119	847,753	111,715
Other liabilities	1,127,844	1,386,829	858,246	503,676	241,656
Long-term debt, less current portion	18,336	25,457	12,459		
Stockholders' equity	5,301,149	3,419,541	2,105,773	1,512,218	1,216,379
Total liabilities and stockholders' equity	12,643,714	8,174,725	4,398,597	2,863,647	1,569,750

(a) Share and per share amounts prior to 2001 have been adjusted for the two-for-one stock split effected January 1, 2001.
(b) Share and per share amounts prior to January 1998 have been adjusted for the two-for-one stock split effected January 1998.

The following selected historical financial data for all four quarters of the past two full fiscal years have been derived from internally generated, unaudited and unreviewed financial statements. The following data should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report. Our historical results are not necessarily indicative of future operating results.

PHARMACY BUYING ASSOCIATION, INC.
d/b/a TrueCare Pharmacy

Selected Financial Information
For the Quarter Ending (unaudited)

	12/31/2001	09/30/2001	06/30/2001	03/31/2001
Net Sales	$ 26,931,926	$ 28,437,574	$ 20,128,367	$ 14,916,803
Gross Profit	958,356	2,357,412	2,162,750	1,730,243
Net Income	181,519	419,222	243,535	466,052
Earnings per Share	31.90	73.68	42.80	81.91

	12/31/2000	09/30/2000	06/30/2000	03/31/2000
Net Sales	$ 8,741,875	$ 5,791,316	$ 4,288,629	$ 3,183,539
Gross Profit	582,291	1,532,903	1,229,228	975,364
Net Income	(78,135)	512,636	380,969	171,901
Earnings per Share(a)	(16.08)	107.20	81.84	37.73

(a) Per share amounts prior to 2001 have been adjusted for the two-for-one stock split effected January 1, 2001.

BUSINESS OVERVIEW

TrueCare was formed in 1983 by a group of independent pharmacists for the purpose of helping independent pharmacies compete with larger chain pharmacies. We were originally formed as a not-for-profit cooperative and subsequently incorporated as a not-for-profit corporation. We incorporated as a for-profit corporation in Missouri in May 1988. Our basic philosophy and practice is to function as an independent chain of interdependent pharmacies. To help us accomplish our goal, we offer a variety of programs and services to assist independent pharmacists in their practice.

We are a membership-based organization. Our operations are similar to a cooperative in that our customers are our members and we pay rebates to members based on each member's purchases and compliance with our programs. In order to benefit from our products and services, all members must sign a membership agreement with us and pay a $50 per month membership fee. In addition, members must have an account established with one of our endorsed wholesaler-partners or purchase a minimum amount from our distribution center. Our membership agreement may be terminated at any time by us or the member. Members are not required to purchase shares of our common stock in order to join or maintain membership with us. As of December 31, 2001, approximately 55% of our members owned at least one share of our common stock.

We have experienced substantial growth in revenues during the past five years, primarily as a result of an increase in the amount of distribution sales to our members and through the addition of new members. In 2001, we had revenues of approximately $90.4 million and net income from operations of $1.3 million, compared to revenues of $3.9 million and net income of $44,882 in 1997. During this same period, our membership increased by approximately 500 independent pharmacy members to approximately 1,200 members at the end of 2001. Our members are located in 16 states, primarily in the midwestern United States, with approximately 95% of our members' stores in Arkansas, Illinois, Iowa, Kansas, Missouri, Nebraska, Oklahoma and Texas. No member/customer represented more than 7% of our total revenues during the past fiscal year.

Our gross revenues have come from the following four sources:

	Year ended December 31,		
	2001	2000	1999
Distribution Center	91.42%	79.28%	52.10%
Participation programs and fees	3.09%	7.66%	22.67%
Activity rebates and charges	5.43%	12.36%	24.76%
Third party	0.06%	0.70%	0.47%
	100.00%	100.00%	100.00%

Common Stock

We have never declared or paid any cash dividends on our common stock. We intend to distribute future earnings, if any, that may be generated from our operations, after reserving amounts required to finance our operations and expansion, to our members based on the amount of their purchases from us and endorsed wholesaler-partners and their participation in our programs, regardless of whether members own any common stock or the number of shares they may own. We currently do not plan to pay cash dividends to holders of our common stock. Pursuant to our bylaws, shareholders have one vote regardless of the number of shares held by them. As such, a majority of our shareholders have the power to elect directors and approve any other matters submitted for a shareholder vote whether or not they own a majority of the shares outstanding.

Our common stock does not trade on any securities exchange or automated quotation system, and there is no firm which makes a market in our common stock. Pursuant to our bylaws, a shareholder may not sell or otherwise transfer his or her common stock except to us, to one of our members (or an employee of a member) or to one of our employees. While our bylaws permit our board of directors to authorize persons other than the foregoing to own our common stock, this has occurred only when a shareholder has retired or otherwise voluntarily terminated membership and retained his or her shares.

In that event, we have a right to repurchase those shares. In light of these restrictions and the lack of any market for our common stock, shareholders are required to hold our common stock indefinitely and must consider our shares an illiquid investment. We will not have any obligation to purchase a shareholder's shares unless the shareholder's membership is terminated due to death, incompetency or bankruptcy. In addition, we have a right of first refusal to purchase any shares that a shareholder proposes to transfer and a right of set-off against the shareholder's shares for any debts owed by the shareholder to us.

Any shares purchased by us are purchased at the value set by our board of directors, which is based on our per-share book value at the end of the previous calendar year, or as of a more recent date if the board deems advisable. Historically, this price has been established in July of each year based on the audited financial statements for the previous calendar year, although the board from time to time has revised the price in a given year based on more current financial information. Beginning next year, we expect that our board will determine the price in March of each year, based on the previous year's audited financial statements, and update the stock price from time to time based on more current information if the board deems advisable.

The following description of our common stock is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, and by the provisions of applicable Missouri law. Our authorized capital stock consists of 30,000 shares of common stock, $1.00 par value per share, and no shares of preferred stock. As of May 31, 2002, 5,683 shares of common stock were outstanding and held of record by [682] shareholders.

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities. Holders of our common stock have no preemptive rights, conversion rights or other subscription rights.

We have the right to call and repurchase any common stock owned by a holder that no longer satisfies the ownership requirements listed in our bylaws, as determined in the sole discretion of our board of directors. We also have a lien against our shares for any individual debts owed by shareholders to us. The repurchase price is based on the last price set by our board.

Shares are subject to our bylaws, which, in accordance with our articles of incorporation, may be amended by our board of directors without shareholder approval. Accordingly, rights or restrictions pertaining to our common stock may be changed from time to time by our board. We act as our own transfer agent for our common stock.

Board of Directors

Our board of directors currently consists of 11 members, all of whom are pharmacists. Ten of our directors own or operate member pharmacies and are elected by the shareholders. Nick Smock, our President and Chief Executive Officer, also currently serves as a director and is appointed to the board by, and may be removed at the discretion of, the other members of the board. Only Mr. Smock is an employee of TrueCare, although each of the other directors transacts business with us as an owner of one or more member pharmacies.

Directors (excluding Mr. Smock) are divided into three classes. The appropriate class is elected at each annual meeting of the shareholders. As a result of our transaction with Texas Pharmacy Co-op, Inc. (TPC), the size of our board was increased to 17 members in January 2001. Our board decided to reduce the size of the board to 12 members and therefore no directors were elected to fill the five vacancies at the 2001 annual meeting of shareholders.

Pursuant to our bylaws, our board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of our board will be elected each year. Board members may be removed with or without cause by a majority of the shareholders at any meeting of the shareholders. Non-employee directors receive a fee of $400 per day for each board meeting attended. In addition, Gene Forrester receives an additional fee of $400 per meeting for his services as board treasurer. Directors also are reimbursed for their expenses, including meeting-related travel and lodging at the meeting location. Mr. Smock does not receive any additional fees for attending board meetings or serving on the board.

The board has two committees, a Compensation Committee and Audit Committee. The Compensation Committee makes recommendations to the entire board concerning salaries and compensation for our officers and employees, and is comprised of Mike Burns, Steve Stephenson and John Raniero. The Audit Committee monitors our financial reporting process, reviews and appraises the efforts of our outside auditor and provides a direct link between the board, senior management and our auditors. The Audit Committee is comprised of Mike Burns, Mike Miller and Gene Forrester.

The directors or the independent pharmacies with which they are affiliated, acting in their capacity as members of our buying association, have purchased products and services from us on the same terms and conditions as every other member, and can be expected to do so in the future.

Pharmaceutical Industry Overview

As a whole, the pharmaceutical industry, comprised of retail outlets, wholesale distributors and drug manufacturers, has experienced substantial growth over the past several years. For the foreseeable future, we anticipate the entire pharmaceutical industry to continue to experience strong growth in the aggregate due to the following principal reasons:

Aging of the population. According to independent third party studies, the number of individuals over the age of 50 in the United States is projected to grow from 28% of the population presently to 32% in 2010 and 35% in 2015. This demographic group represents the largest percentage of new prescriptions filled and obtains more prescriptions per capita annually than any other age group.

Increased reliance on drugs and outpatient therapies. In response to rising heath care costs, governmental and private payors have adopted cost-containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While a large amount of attention has been focused on the overall increase in aggregate health care costs, we believe that drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. In the aggregate, costs for pharmaceutical medications accounted for only 11% of the overall costs of health care in the United States.

Rising pharmaceutical costs. We believe that price increases for branded pharmaceutical products by manufacturers will continue to equal or exceed the overall increases in the Consumer Price Index. We further believe that the primary reason for the sustained pace of the increase is due to the relatively inelastic demand for branded pharmaceuticals in the face of higher prices charged for patented drugs as manufacturers attempt to recoup costs associated with the development, clinical testing and government approval of new products. From 1990 to 2000, the average retail price of a prescription increased from $22.06 to $45.79.

Introduction of new pharmaceutical products. Traditional research and development, as well as the advent of new production and delivery methods, continue to generate new efficiencies in drug therapies and treatments. As the demand for more of these types of innovations grows and as patents for these drugs expire, drug manufacturers will continue to expend significant amounts of capital in research, development and marketing of new drugs. We believe this will contribute to the continued expansion of the industry.

Wholesale Pharmaceutical Industry. As with the overall pharmaceutical industry, wholesale pharmaceutical distributors have experienced tremendous sales growth. For the period between 1970 and 2000, wholesale pharmaceutical distributors increased aggregate sales from $2.4 billion to $109.8 billion. During 2000, wholesale distribution sales accounted for 75.7% of the $145.0 billion prescription pharmaceutical sales to retail pharmacies. We expect wholesale distribution companies to increase their sales for the foreseeable future.

The wholesale pharmaceutical distribution industry continues to undergo substantial consolidation. The number of wholesalers has decreased by more than 50% since 1980. While the pharmaceutical industry as a whole has undergone rapid expansion, the wholesale distribution segment of the industry is seeing fewer, but larger players. This decrease in wholesale outlets translates into fewer wholesale distributors controlling larger segments of the wholesale distribution channel.

Independent Retail Pharmacy Industry. The retail pharmacy industry is comprised primarily of independent pharmacies and chain pharmacies, including pharmacy departments of mass merchandisers and supermarkets. Independent pharmacies are generally defined as single-store pharmacies, independent chains or pharmacist-owned franchises. According to the National Community Pharmacists Association, there were approximately 25,000 independent pharmacies in the United States in 2000, or approximately 45% of the nation's total number of pharmacies. While the number of independent pharmacies actually increased by 244 stores in 2000, the number of independent pharmacies decreased by an average of 1,884 stores per year between 1990 and 1993, 1,407 stores per year between 1994 and 1996 and 451 stores per year between 1997 and 1999.

The retail pharmacy industry is intensely competitive. Both independent and chain pharmacies compete on the basis of price, variety of product offerings, attractive surroundings, quality of service and insurance coverage. Independent pharmacies face intense competition with national chain drug stores, pharmacy departments of mass merchandisers, supermarkets and discount stores and mail order pharmacies. These competitors have financial and other resources, including national or regional advertising, brand recognition, more purchasing power and corporate backing, which are not typically enjoyed by independent pharmacies. Because of the volume of products purchased and sold through chain pharmacies, chain pharmacies have greater leverage to bargain with wholesalers and manufacturers and to negotiate more favorable pricing and delivery terms. Independent retail pharmacies do not have the leverage, acting alone, to obtain the same pricing accommodations and service levels as larger chains.

In addition to competition with other pharmacies, the entire retail pharmacy industry faces several other issues which affect our members, including:

Changes in third-party reimbursement. Pharmaceutical sales (sales of prescription medications) represent a growing percentage of sales for retail pharmacies. Pharmaceutical sales typically have lower margins than non-pharmacy sales and also are subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third-party payors become more prevalent and continue to seek cost containment. If Medicare is reformed to include prescription benefits, pharmacies may be reimbursed for some prescription drugs at prices lower than current retail prices. If third-party payors reduce their reimbursement levels or if Medicare covers prescription drugs at reimbursement levels lower than current retail prices, margins on these sales would be further reduced, and the profitability of the retail pharmacy industry could be adversely affected.

Limited supply of pharmacists. There is a nationwide shortage of licensed pharmacists. Our members must compete with chain store pharmacies to attract licensed pharmacists. Chain store pharmacies generally offer better compensation packages, training programs and other benefits to attract, hire and retain qualified pharmacists.

Consolidation in wholesale distribution industry. Since 1980, the number of pharmaceutical wholesalers has decreased by more than 50%. As a result, pharmacies do not have as many options for filling their product and service needs, and therefore reduced leverage in negotiating with wholesalers. We expect this trend to continue in the future.

Compliance with federal laws. Our members' activities subject them to federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules and regulations. The costs associated with their efforts to comply with these privacy laws could be substantial and could have a material effect on their operations.

BUSINESS STRATEGY

Our business strategy is to be an "interdependent chain of independent pharmacies" by providing our members with efficiencies and economies of scale that they otherwise would not enjoy on their own. We bring value to our members by:

- offering an assortment of pharmaceutical products and services that assist our members in maximizing their margins;
- negotiating and managing various contracts on our members' behalf;
- providing superior levels of customer service; and
- marketing a brand identity that projects a "chain-like" image to our members and our members' customers without members losing their independent pharmacy identity.

We believe this strategy allows our pharmacy members to achieve greater efficiencies and economies of scale, thereby reducing their expenses and increasing their revenue and profitability. Further, we believe this strategy helps close the gap between our members and national chain pharmacies by enabling our members to become more competitive.

Acquisitions. In January 2001, we acquired substantially all of the assets and business of Texas Pharmacy Co-op, Inc. ("TPC"), a pharmacy buying association located in Texas, in exchange for 832 shares of our common stock and the assumption of certain TPC liabilities by our wholly-owned subsidiary. As part of the transaction, TPC distributed the 832 shares of common stock to its shareholders (independent pharmacies) as part of a plan of liquidation. As a result of the transaction with TPC, we added approximately 500 new members located in Texas, and 288 new shareholders.

Management Information Systems. We have invested heavily in management information systems to maximize efficiencies and provide our members with a more efficient method of doing business. We have continually invested in advanced management information systems and automated technology. Our management information systems provide for, among other things, tracking of member purchases, sales and invoicing. As a result, our cost of receiving and processing orders has not increased as rapidly as our sales volume. Our customized systems strengthen member relationships by allowing members to lower their operating costs and by providing the basis for a number of the value-added services we provide to our members, including marketing data, inventory replenishment and computer price updates.

Sales and Marketing. We employ Business Development Managers who manage assigned regions or states to meet with members and potential members. Our Business Development Managers receive regular training to help them improve customer service, to provide them with the skills and resources necessary to increase business with existing members and to assist them in acquiring new members. We focus our marketing efforts on developing and maintaining primary relationships with members. We emphasize frequent personal interaction between our sales force and members so that our members learn to rely on our dependability, responsiveness, accuracy and breadth of products and services. We believe our decentralized sales force allows us to better respond to issues, services and products that may be specific to a particular geographic location.

Our Services

Distribution. Utilizing the chain-store model, in 1998 we opened our own distribution center for the purpose of serving a portion of our members' product needs. We buy and carry a limited selection of pharmaceutical products, short-dated items, generic brand drugs, over-the-counter drugs and other related products from several manufacturers and vendors. We stock these products in a 24,000 square foot warehouse we operate in Riverside, Missouri. Products are sold to members pursuant to telephonic, facsimile and internet orders and then delivered to members by third party carriers. We take advantage of promotional programs offered by manufacturers, such as short-dated products, overstock specials and other miscellaneous opportunities. These programs are of value to our members because we can pass the savings on to our members. We must maintain a significant quantity of inventory, however, to assure that members can obtain the products we supply on a timely basis.

Purchasing Agent. We act as a group purchasing agent for our member pharmacies. We negotiate on our members' behalf with vendors and our wholesaler-partners for the purchase of pharmaceutical products. We currently deal with four different wholesaler-partners and several vendors. We enter into agreements with our wholesaler-partners to secure specified pricing for various items carried by the wholesaler-partner. We believe we can obtain more competitive product prices for our members by negotiating on behalf of our entire membership base than if each member were to negotiate with such wholesalers on its own. We believe this area of our business will become increasingly important to our members as consolidation in the pharmaceutical industry continues.

Third Party. Third-party payors, including pharmacy benefit managers, insurance companies and claims processors, are an integral part of our members' business because they affect the amount of reimbursement our members receive for prescription drugs provided to their customers. As part of our ongoing service to members, we review and enter into contracts with third-party payors on behalf of our members. Members electing to become part of our third party network must accept the endorsed third party payors' plans. We generally do not earn any income on third party reimbursement arrangements.

Store Identity. We have developed a store identity program called "TrueCare Pharmacy" to support our members. This program is designed to create a "chain-like" image to customers yet allow our members to retain their own independent identity. Signage and other advertising is available to all members.

Private Label. We have created a private label line of "TrueCare" products comprised primarily of generic over-the-counter products and vitamins. Our line of products is available only to our independent pharmacy members. Our private label lines are sold through our distribution center and through our endorsed wholesaler-partners.

Switching Services. Whenever pharmacies send prescription (claims) data electronically to a third-party payor, or vice versa, a switching service is generally used as an information intermediary. The switching service captures the claims data and routes it to the correct claims processor and/or pharmacy benefit manager. The switching service may also organize the data it receives for sale to pharmaceutical manufacturers and marketing companies. We own approximately 49% of Data Rx Management, Incorporated, a developer and provider of transaction switching services for pharmacy claims data. Our relationship with Data Rx enables us to promote an alternative to our members for controlling the security and ownership of their third-party claims data.

Other Value Added Programs. Various other programs are available to members through their affiliation with us. These programs include:

- Blood pressure program
- Cosmetic and fragrance programs
- Coupon redemption services
- Credit card services
- Employment screening
- General merchandise and greeting card programs
- Inventory services
- Worker's compensation program
- Innovative care involving disease management programs, such as diabetes and asthma care and treatment
- Junior partnership with pharmacy students
- Group health insurance

Rebates to Members. We pay quarterly rebates to our members based on the dollar volume of each member's purchases of products supplied by us and/or our endorsed wholesaler-partners. We receive rebates and administration fees from our wholesaler-partners and other vendors that we allocate to our members after reservation of amounts required to sustain operations. Members are not required to own shares of our common stock in order to receive rebates.

MANAGEMENT'S DISCUSSION & ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included in elsewhere in this Annual Report.

Overview

We derive revenues from the following four sources:

Distribution Center. We sell pharmaceutical-related products to our members through our own distribution facility located in Riverside, Missouri.

Activity Rebates and Charges. We receive rebates from pharmaceutical manufacturers based on member purchases of the manufacturer's product from our distribution center. In addition, each of our wholesaler-partner contracts provides that the wholesaler-partner will pay us a rebate based on a percentage, which varies by wholesaler-partner, of the dollar value of products purchased by our members from the wholesaler-partner. We also receive rebates and fees from other vendors and manufacturers through various company programs, such as our cash card and drug formularies. These rebates and fees are typically paid to us on either a quarterly or monthly basis.

Participation Programs and Fees. Our members pay us a monthly membership fee in accordance with our membership agreement. In addition, we receive administration fees from manufacturers and wholesaler-partners for maintenance and facilitation of contracts with us and with our members. Our vendors and members also pay a fee to attend our annual conference each summer.

Third Party Revenues. Revenues from our third party segment, shown net of expenses for all reporting periods, are generated from claims costs of goods, claims processing fees per paid claim charged to plan sponsors, and rebate administration fees. A major portion of the revenue includes the claims costs of goods that is collected from the plan sponsor in order to pay the participating network provider. After payout of claims and expenses, there is usually little or no net income generated from this revenue.

Our expenses are categorized as follows:

Distribution Center. Operating expenses associated with distribution are primarily composed of direct cost of goods sold.

Activity Rebates. Rebates are composed of monies paid to members on a quarterly basis for purchases through the distribution center, purchases made under contract with wholesaler-partners, cash card claims, and rebates attributable to fluctuations in the market share of certain pharmaceuticals.

Participation Program and Fees. Program costs and expenses are primarily composed of expenses associated with the programs and services that we offer to our members, including the costs of developing and marketing those services. In addition, costs associated with our annual shareholders conference are included.

General and Administrative Expenses. General and administrative expenses are typical, non-operating expenses primarily composed of such items as salaries and wages, insurance, freight and postage, office rent, travel, and other miscellaneous expenses.

Results of Operation

Comparison of Fiscal Years 2001 and 2000

Revenues

Total Revenues. For 2001, total revenues increased to $90.4 million from $22.0 million in 2000, representing a 311% increase. The increase is primarily attributable to an increase in our membership from 748 members at the end of 2000 to 1,207 members at the end of 2001, and additional revenue generated from distribution activities.

Distribution. Revenues from our distribution center increased to $82.6 million in 2001 compared to $17.4 million in 2000. This increase was primarily due to a substantial increase in our membership base and product offerings.

Activity Rebates and Charges. Revenues from rebates and other charges increased to $4.9 million in 2001 from $2.7 million in 2000. The increase is attributable to an increase in purchases through our distribution center and to a general increase in our membership base primarily from the TPC acquisition.

Participation Programs and Fees. Revenues from participation and fee programs increased to $2.8 million in 2001 from $1.7 million in 2000. Roughly half of the increase was attributable to the addition of 500 participating members as a result of the TPC acquisition. Also contributing to the increase was the increase in our membership base and the corresponding increase in fees collected for membership.

Third Party. Revenues, shown net of expenses, from third party activities decreased in 2001 to $46,000 from $156,000 in 2000. A significant portion of the decrease is attributable to a general increase in third party expenses due to an increase in the number of members from the TPC acquisition. Also contributing to the decrease was the company's decision to phase out managed care operations.

Cost of Revenues

Distribution Center. Costs of goods sold through the distribution center increased from $16.0 million in 2000 to $80.3 million in 2001. The 400% increase is due to the increase in distribution sales.

Activity Rebates. Costs of rebates to members increased by 83% from 2000 to 2001. In 2001 our costs of rebate activity was $2.23 million compared to $1.22 million in 2002. The increase is directly applicable to an increase in purchases through our distribution center and to member purchases on contract with our endorsed wholesaler-partners.

Participation Programs and Fees. Costs associated with member programs and services were $0.7 million in 2001 compared to $0.4 million in 2000. The 66% increase corresponds to an increase in our membership base, mainly from the TPC acquisition, and an increase in member utilization of our programs.

General and Administrative. General and administrative expenses increased to $5.1 million for 2001 from $2.9 million in 2000. The increase primarily resulted from increased salary and wages, rent expense, bad-debt expense and an allowance for our investment in Data Rx. General and administrative expenses as a percentage of revenue decreased to 5.5% in 2001 from 12.7% in 2000.

Income from Operations. Income from operations increased to $2.1 million compared to $1.4 million for the previous fiscal year. As a percentage of total revenues, income from operations was 2.3% in 2001 compared to 6.6% in 2000. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

Income Taxes. Income taxes increased by 42% in 2001 over 2000. Income tax expense for 2001 was $0.78 million versus $0.55 million in 2000. The increase corresponds to an increase in pre-tax income in 2001 over 2000 of 36%.

Comparison of Fiscal Years 2000 and 1999

Revenues

Total Revenues. Total revenues increased to $22.0 million in 2000 compared to $9.4 million in 1999. The increase in revenues is largely attributable to an increase in distribution activities.

Distribution Center. Revenues from our distribution activities increased to $17.4 million in 2000 compared to $4.9 million in 1999. This increase is primarily due to increased usage by member pharmacies of the distribution center, which opened in the fourth quarter of 1998.

Activity Rebates and Charges. Revenues from rebates and charges increased to $2.7 million in 2000 from $2.3 million in 1999. The 17% increase is attributable to increased usage of the distribution center by member pharmacies as well as in increase in purchases on contract by our members with our wholesaler-partners.

Participation Programs and Fees. Revenues from participation programs and fees decreased to $1.7 million in 2000 from $2.1 million in 1999. This decrease is primarily due to a restructuring of our programs in 2000.

Third Party. Third party revenue, shown net of expenses, increased from $44,000 in 1999 to $156,000 in 2000. In the fourth quarter of 1999 we decided to transition the third party segment into providing third party support for our members from comprehensive managed care. This change led to a reduction in third party membership and revenues primarily in the second half of 2000.

Cost of Revenues

Distribution Center. Costs of goods sold through the distribution center increased from $4.1 million in 1999 to $16.0 million in 2001. The 287% increase is due to the increase in distribution sales.

Activity Rebates. Cost of rebates decreased from $1.3 million in 1999 to $1.2 million in 2000. The 9% decrease is applicable to a restructuring of the rebate programs with some of our wholesaler-partners.

Participation Programs and Fees. Costs of our programs and fees decreased from $0.5 million in 1999 to $0.4 million in 2000. The 22% decrease is attributed to a decrease in direct operating expenses associated with implementing and operating our member programs.

General and Administrative. General and administrative expenses for 2000 was $2.9 million, up from $2.6 million the prior year. This increase primarily resulted from additional wages for new employees and increased legal expenses associated with our transaction with TPC. As a percentage of revenues, general and administrative expenses decreased to 13% from 27% for the prior year.

Income from Operations. Income from operations increased to $1.4 million compared to $0.79 million for the previous fiscal year. Income from operations as a percentage of total revenues was 6.5% in 2000 compared to 8.4% in 1999. The decrease in rate is attributable to a larger portion of our revenues arising from the sale of pharmaceutical products, which have lower margins than our other sources of revenue.

Income Taxes. Income tax expense increased from $0.35 million in 1999 to $0.55 million in 2000, representing a 42% increase. The increase in income taxes follows an increase in our pre-tax income from 1999 to 2000 of approximately 82%.

Liquidity and Capital Resources

Our capital requirements relate primarily to working capital for day-to-day operations, including general and administrative expenses, maintenance of product inventory levels to fulfill our operating commitment to our members and membership rebates. Historically, we have financed our cash requirements from three primary sources: on-going operations, sales of our common stock, and borrowings under our line of credit.

During fiscal 2001:

- Net cash provided by (used by) operations was ($0.74 million), compared to $1.5 million for fiscal 2000, primarily due to a substantial increase in accounts receivable, partially offset by an increase in accounts payable. An increase in inventories and income taxes also contributed to the net consumption of cash by operations.

- Net cash used by investing activities of $0.35 million, compared to $0.44 million in 2000, was primarily attributable to the purchase of property and equipment.

- Net cash provided by (used by) financing activities was ($0.03 million), compared to $0.34 million in 2000, primarily as a result of payments on long-term debt and the termination of our common stock offering at the end of 2000.

We have a $3 million line of credit (the "Credit Agreement") with Bank of America, N.A. that expires on June 30, 2002. Borrowings under the Credit Agreement bear interest at the lender's prime rate, which was 4.75% as of December 31, 2001. The Credit Agreement imposes certain requirements on us, including the maintenance of a minimum tangible net worth. We accessed our line of credit from time to time during 2001 but no amounts were outstanding under the Credit Agreement as of December 31, 2001. We anticipate renewing a new bank line of credit upon expiration of our current Credit Agreement.

Cash and cash equivalents as of December 31, 2001 were $0.6 million, down from $1.7 million as of December 31, 2000. We believe that our cash equivalents as of December 31, 2001, amounts available under the Credit Agreement, amounts raised through the sale of our common stock and operating cash flows will be sufficient to meet our anticipated capital expenditure requirements at least through the next 12 months. Currently, our anticipated capital expenditures are composed of ongoing day-to-day operations, including normal general and administrative expenses, maintenance of adequate inventory levels to satisfy our product orders and income taxes. If sales through our distribution center continue to grow, we will be using significant portions of our capital going forward to support our product inventory levels. Except as set forth above, we do not currently anticipate incurring any expenses or capital expenditures outside the ordinary course of business.

Because we are registering our common stock under the Securities Exchange Act of 1934, our ability to issue additional shares is more limited because certain securities exemptions previously relied on by us are not available to issuers registered under the Exchange Act. Accordingly, any further issuances of common stock may require registration under the Securities Act of 1933, making it more costly and time consuming to issue shares. To the extent we are unable to renew our existing Credit Agreement or obtain a new bank line of credit or raise funds through the sale of common stock, our ability to increase or maintain our current level of operations, including product inventory levels, may be diminished. In addition, we may not be able to obtain additional capital in adequate amounts or acceptable terms to meet demands of our business in the future. This would have an adverse effect on our operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks primarily from changes in U.S. interest rates. We do not engage in financial transactions for trading or speculative purposes.

The interest payable on our Credit Agreement is based on variable interest rates and is therefore affected by changes in market interest rates. While as of December 31, 2001, no amounts were outstanding under the Credit Agreement, to the extent interest rates rise when we do borrow money under the Credit Agreement, our interest expense will increase.

Properties

We lease approximately 6,000 square feet for our executive office at 1575 N. Universal Avenue, Suite 100, Kansas City, Missouri, from an unaffiliated third party. The term of the lease expires on June 30, 2003 and our annual rental obligation is approximately $73,000. We also lease (through a wholly-owned subsidiary) approximately 2,400 square feet of office space at 1800 Guadalupe, Austin, Texas, from an unaffiliated third-party. The term of the lease in Texas terminates on December 31, 2002 and our annual rental obligation is approximately $36,400.

We lease approximately 24,000 square feet for our distribution facility in Riverside, Missouri, from an unaffiliated third party. The warehouse lease expires on December 31, 2004, and our annual rental obligation is approximately $193,000. We believe our current available space will be sufficient for the next 12 months.

Disagreements with Independent Auditors

We had no material disagreements with our independent auditors in regards to changes in our financial statements, financial disclosures and any other accounting issues.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pharmacy Buying Association, Inc. and Subsidiary
d/b/a TrueCare Pharmacy
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pharmacy Buying Association, Inc. and subsidiary, d/b/a TrueCare Pharmacy, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

House Park + Dobratz, P.C.

HOUSE PARK & DOBRATZ, P.C.
Kansas City, Missouri
March 11, 2002

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

CONSOLIDATED BALANCE SHEETS

ASSETS (Note 6)

	December 31, 2001	December 31, 2000
Current assets:		
Cash	$614,519	$1,697,442
Accounts receivable (Note 3)	6,380,342	2,462,881
Inventories	4,672,273	3,418,236
Prepaid expenses	133,284	79,704
Total current assets	11,800,418	7,658,263
Property and equipment (Notes 4 and 7)	597,722	414,123
Investment in and advances to affiliate (Note 5)		100,000
Goodwill (Note 2)	229,144	
Other assets	16,430	2,339
	$12,643,714	$8,174,725

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Current portion of long-term debt (Note 7)	$7,417	$7,261
Accounts payable	6,196,385	3,342,898
Accrued payroll	186,822	140,557
Deferred revenue	201,600	2,250
Income taxes payable	532,005	751,761
Deferred income taxes (Note 10)	18,000	117,000
Total current liabilities	7,142,229	4,361,727
Long-term debt, less current portion (Note 7)	18,336	25,457
Deferred income taxes (Note 10)	182,000	368,000
Commitments (Notes 8 and 11)		
Stockholders' equity:		
Common stock, $1 par; authorized 30,000 shares; issued 5,690, 5,690 and 2,429 shares, respectively	5,690	2,429
Capital in excess of par value	1,468,255	897,807
Retained earnings	3,827,204	2,519,305
	5,301,149	3,419,541
	$12,643,714	$8,174,725

See notes to financial statements.

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Revenues:			
Distribution center (including revenues generated from businesses owned by members of the Board of Directors of $11,614,995, $3,870,628 and $884,965, respectively for the years ended December 31, 2001, 2000 and 1999, respectively)	$82,660,505	$17,445,371	$4,880,595
Participation programs and fees	2,794,747	1,684,820	2,124,017
Activity rebates and charges	4,913,154	2,719,324	2,319,496
Third party	46,264	155,844	43,774
	90,414,670	22,005,359	9,367,882
Cost of revenues:			
Distribution center (Note 8)	80,278,544	16,045,105	4,143,632
Participation programs and fees	693,992	419,166	534,187
Activity rebates	2,233,373	1,221,302	1,330,111
	83,205,909	17,685,573	6,007,930
Gross profit	7,208,761	4,319,786	3,359,952
General and administrative expenses (Notes 4, 8, 9 and 12)	5,155,363	2,878,053	2,566,141
Income from operations	2,053,398	1,441,733	793,811
Other income (expense):			
Investment income	51,940	95,433	50,523
Interest expense (Note 7)	(18,444)	(1,066)	(1,986)
	33,496	94,367	48,537
Income before income taxes	2,086,894	1,536,100	842,348
Income taxes (Note 10)	776,566	548,729	347,621
Net income	$1,310,328	$987,371	$494,727
Earnings per common share:			
Income available to common stockholders	$1,310,328	$987,371	$494,727
Weighted average shares outstanding	5,690	4,663	4,381
Basic earnings per share	$230.29	$211.75	$112.93

See notes to financial statements.

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 AND

	Common stock		Capital in excess	Retained	Treasury stock	
	Shares	Amount	of par value	earnings	Shares	Amount
Balances, December 31, 1998	1,886	$1,886	$473,725	$1,037,207	60	$600
Purchases of common stock					2	1,250
Sale of common stock	196	196	99,882			
Cancellation of treasury stock	(62)	(62)	(1,788)		(62)	(1,850)
Net income for the year				494,727		
Balances, December 31, 1999	2,020	2,020	571,819	1,531,934	—	—
Acquisition and cancellation of common stock	(33)	(33)	(30,467)			
Sale of common stock	442	442	356,455			
Net income for the year				987,371		
Balances, December 31, 2000	2,429	2,429	897,807	2,519,305	—	—
Stock split in the form of a stock dividend	2,429	2,429		(2,429)		
Acquisition of entity (Note 2)	832	832	584,896			
Stock registration fees			(14,448)			
Net income for the year				1,310,328		
Balances, December 31, 2001	5,690	$5,690	$1,468,255	$3,827,204	—	$—

See notes to financial statements.

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$1,310,328	$987,371	$494,727
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	193,535	143,014	129,097
Deferred income tax	(285,000)	(252,000)	280,000
Loss on investment in affiliate	100,000		
Changes in operating assets and liabilities:			
Accounts receivable	(3,471,837)	124,905	(561,889)
Inventories	(1,254,037)	(2,221,374)	(1,097,093)
Refundable income taxes		12,639	141,878
Prepaid expenses	(10,580)	46,227	(117,390)
Other assets	(14,091)		
Accounts payable	2,700,130	1,920,779	574,366
Accrued payroll	46,265	80,248	13,633
Deferred revenue	199,350	(9,450)	11,700
Income taxes payable	(253,756)	705,720	46,041
Net cash provided (used) by operating activities	(739,693)	1,538,079	(84,930)
Cash flows from investing activities:			
Purchase of property and equipment	(350,051)	(343,713)	(163,681)
Proceeds from maturing municipal bonds			39,766
Investments in and advances to affiliate	—	(100,000)	—
Net cash used by investing activities	(350,051)	(443,713)	(123,915)
Cash flows from financing activities:			
Acquisition of common stock		(10,500)	(1,250)
Sale of common stock, less offering costs		356,897	100,078
Proceeds from long-term debt			17,903
Offering costs	(14,448)		
Principal payments on long-term debt and capital lease obligation	(20,107)	(2,937)	(2,248)
Net cash provided (used) by financing activities	(34,555)	343,460	114,483

(continued)

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Net increase (decrease) in cash	(1,124,299)	1,437,826	(94,362)
Cash, beginning of period	1,697,442	259,616	353,978
Business acquisition	41,376		
Cash, end of period	$614,519	$1,697,442	$259,616
Supplemental disclosures of cash flow information:			
Cash transactions during the year for:			
Interest paid	$18,444	$1,066	$1,986
Income taxes paid	$1,207,882	$48,968	
Income tax refunds received	$2,860	$12,639	$141,878

Non-cash transactions:

During 2001, the Company purchased the assets of another company with 832 shares of common stock valued at $585,728 (Note 2).

During 2000, the Company issued a $20,000 promissory note to acquire 20 shares of common stock.

During 1999, the Company cancelled 62 shares of common stock held in treasury with an original cost of $1,850.

See notes to financial statements.

PHARMACY BUYING ASSOCIATION, INC. AND SUBSIDIARY
D/B/A TRUECARE PHARMACY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. Organization and summary of significant accounting policies:

Organization:

Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy (TrueCare), was incorporated in Missouri on May 16, 1988.

Nature of operations and consolidation:

The financial statements have been prepared on the accrual basis of accounting and include the accounts of Pharmacy Buying Association, Inc., d/b/a TrueCare Pharmacy, and its wholly-owned subsidiary, Pharmacy Consolidation Associates, Inc. (Note 2) (the Company). All material intercompany transactions and account balances have been eliminated.

The Company, on behalf of its members, negotiates generic and other pharmaceutical pricing with pharmaceutical manufacturers and wholesalers. These agreements provide for rebates to be paid based on Company member purchases. Rebates are paid quarterly to members based on their purchases from the Company's distribution center and their purchases from pharmaceutical manufacturers and wholesalers. The Company's Pharmacist Rebate Network (PRN) tracks the purchases of the Company's members from pharmaceutical manufacturers and wholesalers to calculate the potential rebates.

TrueCare formerly administered non-risk managed care contracts with its clients, for which it received transaction based fees under the managed care agreements. During 2000, TrueCare contracted all of its managed care activities to a third-party administrator. During 2001, TrueCare administered managed care contracts for its wholly-owned subsidiary; however, as of December 31, 2001, TrueCare contracted its subsidiary's managed care activities to a third-party administrator as well.

Stockholders and per capita voting:

Only licensed pharmacists or entities who own an independent pharmaceutical store and Company officers, directors and employees may be stockholders of the Company. Each stockholder is entitled to one vote regardless of the number of shares owned. There is no trading market for the common stock.

Concentration of credit risk:

The Company's customers are primarily located in the midwestern and south central United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

TrueCare maintains its bank accounts with a single financial institution. The bank balances frequently exceed FDIC insured amounts.

1. Organization and summary of significant accounting policies (continued):

Estimates and assumptions:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out method) or market and consist of pharmaceuticals and related pharmacy supplies.

Property and equipment and depreciation:

Property and equipment are stated at cost. Depreciation is provided by both accelerated and straight-line methods over the estimated useful lives of the related assets of three to seven years.

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

Goodwill:

Goodwill that arose in connection with the business acquisition (Note 2) is amortizable over forty years; however, effective in 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets."

Effective January 1, 2002, goodwill will not be amortized, but will be tested for impairment annually or whenever there is an impairment indicator.

Deferred revenue:

Deferred revenue results from the advance collection of registration fees related to the TrueCare annual stockholder meeting held each July/August. Such deferred revenue is recognized as income when the stockholder meeting occurs.

During 2001, the Company offered its members the opportunity to pay their yearly 2002 dues in 2001 at a reduced rate. These unearned dues are also included in deferred revenue and are recognized as income ratably in the following year.

Revenue recognition:

"Distribution center" sales are recognized when shipped. "Participation programs and fees" include administrative fees from vendors and membership dues, both of which are recognized monthly as earned. "Activity rebates and charges" are recognized as earned. "Third party" revenues include transaction fees only and are recognized as claims are processed.

1. Organization and summary of significant accounting policies (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes due plus deferred taxes related to temporary differences between the recognition of income and expenses for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Keyman life insurance:

The Company owns a $1,000,000 term life insurance policy on the Chief Executive Officer.

Reclassifications:

Certain prior year accounts have been reclassified to conform with current year classifications.

2. Business acquisition (restated):

Effective January 2, 2001, Pharmacy Consolidation Associates, Inc. (PCA), a wholly-owned subsidiary of TrueCare acquired substantially all the net assets of Texas Pharmacy Co-op, Inc., d/b/a Legend Pharmacies (Legend). Legend, a Texas Corporation, was a pharmaceutical buying group comprising independent pharmacies located in Texas. Pursuant to the agreement and plan of reorganization, TrueCare issued 832 common shares to Legend and Legend subsequently dissolved and distributed to its shareholders one TrueCare common share for each outstanding common share of Legend. The acquisition was accounted for under the purchase method of accounting.

The Company restated Note 2 to give effect to the monetary value of the purchase transaction as opposed to reflecting only the net assets acquired as originally reported.

The purchase price was allocated as follows:

	As originally reported	Restatement	As restated
Assets acquired:			
Cash	$41,376		$41,376
Accounts receivable	445,624		445,624
Property and equipment, net	27,083		27,083
Prepaid expenses	43,000		43,000
	557,083		557,083
Liabilities assumed:			
Accounts payable	153,357		153,357
Income taxes payable	34,000		34,000
Capital lease obligation	13,142		13,142
	200,499		200,499
Goodwill		$229,144	229,144
Purchase price	$356,584	$229,144	$585,728

2. Business acquisition (restated) (continued):

The purchase price was determined based on the book value per common share of Pharmacy Buying Association, Inc. as of December 31, 2000, adjusted for the January 4, 2001 stock split (832 shares x $704 per common share).

The accompanying consolidated financial statements include the operations of Legend for 2002 and 2001. Legend's unaudited information for 2000 is as follows:

	Year ended December 31, 2000 (unaudited)
Revenues	$7,065,367
Net income	$6,246
Earnings per share	$7.51

3. Accounts receivable:

	December 31, 2001	December 31, 2000
Membership	$637,519	$895,969
Distribution center	5,934,364	1,601,632
Program and third-party administration	2,459	8,912
	6,574,342	2,506,513
Allowance for doubtful accounts	(194,000)	(43,632)
	$6,380,342	$2,462,881

	December 31, 2001	December 31, 2000	December 31, 1999
Allowance for doubtful accounts:			
Balance at beginning of period	$43,632	$61,818	$20,000
Charges to costs and expenses	327,713	5,526	63,964
Bad debts written off	(177,345)		(22,146)
Recoveries		(23,712)	
Balance at end of period	$194,000	$43,632	$61,818

4. Property and equipment:

	December 31, 2001	December 31, 2000
Furniture and fixtures	$299,708	$196,789
Equipment	642,662	466,922
Software	386,001	287,526
	1,328,371	951,237
Accumulated depreciation	(730,649)	(537,114)
	$597,722	$414,123

Depreciation expense, included in general and administrative expenses, was $193,535, $143,014 and $129,097 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Investment in and advances to affiliate:

The Company owns 49.1% of DataRx Management, Incorporated (DataRx) as a result of its direct investment in DataRx (in 2000) and its acquisition of Legend (in 2001) (Note 2). DataRx performs the technological functions of capturing and switching pharmaceutical claim data for its pharmacy clients.

The Company is not involved in the management of DataRx, has no representation on the DataRx Board of Directors, is not a guarantor of any DataRx obligations, has no additional funding commitments, and has agreed not to acquire additional stock. The Company accounts for its investment in DataRx on the equity method.

Although the unaudited results of operations of DataRx for 2001 report a net loss of approximately $100,000, the Company has fully reserved its investment in ($100,000 in 2000) and advances to ($180,000 in 2001) DataRx by a charge to general and administrative expense of $280,000 in 2001.

6. Bank line of credit:

The Company has a $3,000,000 bank line of credit which expires June 30, 2003. Interest is computed on outstanding balances at prime (4.75% at December 31, 2001). At December 31, 2001 and 2000, there were no amounts outstanding against this line. The line is secured by substantially all the assets of the Company.

7. Long-term debt:

	December 31, 2001	December 31, 2000
Bank note, collateralized by an automobile, interest at 8.1%, payable in monthly installments of $364 including interest, paid March, 2002	$9,549	$12,718
Promissory note for acquisition of common stock, unsecured, interest at 9.5%, payable in quarterly installments of $1,268 including interest, due October 1, 2005	16,204	20,000
	25,753	32,718
Less current portion	7,417	7,261
	$18,336	$25,457

As of December 31, 2001, scheduled annual maturities of long-term debt are as follows:

Year ending December 31,	Amount
2002	$7,417
2003	8,092
2004	6,135
2005	4,109
	$25,753

All interest costs have been expensed.

8. Leases:

The Company leases warehouse space, office space and equipment under non-cancelable operating leases with terms ranging from two to five years. The warehouse and office leases require the Company to pay taxes, insurance and maintenance. Rent expense for 2001, 2000 and 1999 was as follows:

	Year ended December 31, 2001	2000	1999
Warehouse	$59,839	$37,097	$37,659
Office	119,981	64,360	50,170
Equipment	6,725	765	1,474
	$186,545	$102,222	$89,303

Future minimum payments for operating leases having initial and remaining terms of one year or more as of December 31, 2001 are as follows:

Year ending December 31,	Amount
2002	$304,046
2003	235,328
2004	198,920
2005	2,091

9. Profit sharing plan:

The Company has a profit sharing plan available to all employees who meet the minimum service requirements. The Plan includes salary deferral features described in Section 401(k) of the Internal Revenue Code.

All administrative costs of the Plan, except investment fees, are paid by the Company. Non-matching employer contributions are determined annually and are at the discretion of the Board of Directors. Mandatory employer matching contributions are 16% of employee contributions up to 8% of the individual participant's compensation. Employer contributions, included in general and administrative expenses, to the Plan for the years ended December 31, 2001, 2000 and 1999 were $14,358, $9,349 and $8,474, respectively.

10. Income taxes:

The provision for income taxes consists of:

	Year ended December 31,		
	2001	2000	1999
Current:			
Federal	$879,811	$648,631	$54,883
State and city	181,755	152,098	12,738
	1,061,566	800,729	67,621
Deferred (credit)	(285,000)	(252,000)	280,000
Income tax expense	$776,566	$548,729	$347,62

The effective income tax rate differed from the statutory federal income tax rate primarily due to the following:

	Year ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
Tax effect of:			
State income taxes, net of federal benefit	5.0	5.0	5.4
Change in accounting method used for tax from cash to accrual	(1.6)	(2.6)	
Other temporary differences	(.2)	(.7)	1.9
Effective income tax rate	37.2%	35.7%	41.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Current:		
Payroll liabilities not paid within 2 1/2 months of year-end	$45,500	$43,500
Financial reporting of depreciation in excess of tax		7,000
Allowance for uncollectible accounts	73,500	17,500
Investment in and advances to affiliate	38,000	
Total gross deferred tax assets	157,000	68,000
Valuation allowance	—	—
	157,000	68,000

10. Income taxes (continued):

	December 31, 2001	December 31, 2000
Deferred tax liabilities:		
Current:		
Section 481 adjustment resulting from cash to accrual method change of accounting for tax purposes	175,000	185,000
Net current deferred tax liability	$18,000	$117,000
Long-term:		
Tax depreciation in excess of financial reporting	$7,000	
Section 481 adjustment resulting from cash to accrual method change of accounting for tax purposes	175,000	$368,000
Non-current deferred tax liabilities	$182,000	$368,000

11. Commitment:

As consideration for the endorsement of an industry trade group, TrueCare pays the trade group 1% of all TrueCare member contract purchases. The agreement automatically renews at the same terms unless canceled within 180 days of expiration by either party. Trade group endorsement fees, included in general and administrative expenses, were $163,043, $138,054 and $158,499 for the years ended December 31, 2001, 2000 and 1999, respectively.

12. Advertising costs:

The Company expenses advertising costs as incurred. Advertising expense, included in general and administrative expenses, was $100,722, $56,685 and $108,041 for the years ended December 31, 2001, 2000 and 1999, respectively.

13. Quarterly results of operations (unaudited):

The quarterly results of operations (unaudited) for 2001 and 2000 per quarter are as follows:

	Quarter ended,			
	March 31	June 30	September 30	December 31
2001:				
Revenues	$14,916,803	$20,128,367	$28,437,574	$26,931,926
Gross profit	1,730,243	2,162,750	2,357,412	958,356
Net income	466,052	243,535	419,222	181,519
Basic earnings per share	81.91	42.80	73.68	31.90
2000:				
Revenues	$3,183,539	$4,288,629	$5,791,316	$8,741,875
Gross profit	975,364	1,229,228	1,532,903	582,291
Net income (loss)	171,901	380,969	512,636	(78,135)
Basic earnings (loss) per share	37.73	81.84	107.20	(16.08)

STOCKHOLDER INFORMATION

On August 14, 1998, Pharmacy Buying Association, Inc. d.b.a Pharmacy Business Associates was approved to sell and issue stock to our members and employees. In July 1999, the corporation changed their d.b.a to TrueCare Pharmacy.


PHARMACY BUYING ASSOCIATION, INC.
This Certifies That
SHARES OF THE CAPITAL STOCK OF PHARMACY BUYING ASSOCIATION, INC.

Corporate Office
Pharmacy Buying Association, Inc.
dba TrueCare Pharmacy
1575 N. Universal Ave., Suite 100
Kansas City, Missouri 64120
Telephone: (816) 245-5700
(800) 333-8097
Fax: (816) 245-5702

Regional Office
1800 Guadalupe, Second Floor
Austin, Texas 78768
Telephone: (512) 457-0747
(800) 324-2667
Fax: (512) 236-8876

Internet Address
Major press releases and other company information are available at:
www.truecarerx.com

Attorneys
Kutak Rock LLP
Valencia Place
444 W. 47th Street, Suite 200
Kansas City, Missouri 64111-7727

Auditors
House Park & Dobratz, P.C.
605 W. 47th Street, Suite 301
Kansas City, Missouri 64112

Annual Meeting
Upcoming Annual Meetings of Stockholders will be held on August 16-18, 2002, in Kansas City, Missouri, and August 1-3, 2003, in Austin, Texas, unless otherwise changed and notified by the Board of Directors.

Qualifying Shareholder
Subscriber is (i) a natural person who is a licensed pharmacist in good standing in the state of their respective license and who owns, directly or indirectly, or manages or is employed by an independent pharmaceutical store(s), (ii) employees, directors, and officers of the Corporation or (iii) an entity which owns an independent pharmaceutical store or stores may be a shareholder of the Corporation.

Voting of Shares
Each shareholder shall be entitled to one vote on each matter submitted at the meeting of the shareholders regardless of the number of shares owned by any shareholder. Notwithstanding, the shareholder shall have one vote per vacant seat on the Board at the election of the Board of Directors, provided, however, that there shall be no cumulative voting of shares.

Stock Transfer
Stock certificate must be signed by the stockholder and forwarded to the TrueCare Corporate Office for reissuance of the certificate.

Stockholders of Record
There were 5,690 shares of common stock issued as of December 31, 2001.

"TrueCare is the only group out there dedicated to helping the independent pharmacy owner compete in today's business climate. And, as a plus, it is owned solely by pharmacists."

Bob Atkins
Globe Rexall Pharmacy
Fairbury, NE

TRUECARE PHARMACY
14 STATES AND GROWING



FORWARD-LOOKING STATEMENTS NOTICE

Some of the information in this report (including information incorporated by reference) includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project," and similar expressions, among others, identify "forward-looking statements," which speak only as of the date the statement was made. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to materially differ from those projected, anticipated, or implied. The most significant of such risks, uncertainties and other factors are described in TrueCare Pharmacy's Form 10 and exhibits to those reports filed with the Securities and Exchange Commission. TrueCare Pharmacy undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

True Care®
PHARMACY

Corporate Headquarters
1575 North Universal Avenue, Suite 100
Kansas City, Missouri 64120
800-333-8097

www.truecarerx.com